UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                                  I-TRAX, INC.
                                  ------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    45069D203
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

                               (Amendment No. 1)*
                               ------------------

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                             ----------------------

CUSIP No.  45069D203                   13G /A             Page  2 of 5 Pages
-----------------------------                             ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Centre Group Holdings Limited, on behalf of the Centre Group business unit
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [   ]
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           CO, HC
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Schedule 13G (this "Schedule 13G") is being filed with respect to the Common Stock, $0.001 par value of I-trax, Inc.

Item 1(a):          Name of Issuer:
---------           ---------------

         I-trax, Inc., a Delaware corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

         4 Hillman Drive, Suite 130
         Chadds Ford, Pennsylvania 19317

Item 2(a):          Name of Person Filing:
---------           ---------------------

         Centre Group Holdings Limited, on behalf of the Centre Group business unit. See Schedule I.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

         Wellesley House
         90 Pitts Bay Road
         Pembroke HM08
         Bermuda

Item 2(c):          Citizenship:
---------           -----------

         Bermuda

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

         Common Stock, $0.001 par value (the "Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

         45069D203

Item 3:

          If this statement is being filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

          (e) [ ] An investment adviser in accordance with Rule
          13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:             Ownership:
------              ---------

         (a) Amount beneficially owned: See row 9 on page 2.

         (b) Percent of class: See row 11 on page 2.

         (c) Number of shares as to which the person has:

               (i)   Sole power to vote or direct the vote: See Row 5 on page 2.

               (ii)  Shared power to vote or direct the vote: See Row 6 on page
                     2.

               (iii) Sole power to dispose or direct the disposition of: See
                     Row 7 on page 2.

               (iv) Shared power to dispose or direct the disposition of: See Row 8 on page 2.


Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

         Not applicable.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

         See Schedule I.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

         Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

         Not applicable.

Item 10:            Certification:
-------             -------------

         Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 2, 2006

                                   CENTRE GROUP HOLDINGS LIMITED


                                    By:  /s/ Philip Thorne
                                        -------------------------------
                                        Name:  Philip Thorne
                                        Title: President

                                   Schedule I

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Centre Group Holdings Limited ("CGHL"), a Bermuda corporation, on behalf of itself and the Centre Group business unit (the "Reporting Person"). The Reporting Person provides customized structured insurance and reinsurance products primarily for clients based in North America and Europe. In 2003, the Reporting Person stopped writing certain lines of business and those lines are not being renewed. The address of CGHL's principal business and office is Wellesley House, 90 Pitts Bay Road, Pembroke HM08, Bermuda.

     The ultimate parent company of CGHL is Zurich Financial Services ("ZFS"), a Swiss joint stock company. The principal business of ZFS is acting as a holding company for a global insurance-based financial services group, which includes certain distinct specialized business units, including the Reporting Person. ZFS's business address is Mythenquai 2, P.O. Box 8022, Zurich, Switzerland.

     ZFS, for purposes of the federal securities laws, may be deemed ultimately to control CGHL and the Reporting Person. ZFS, its executive officers and directors, and its direct and indirect subsidiaries (including all business units except the Reporting Person), may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares") and such Shares are not reported in this statement. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, ZFS disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by ZFS, and any of ZFS's other business units.

     The Shares were directly owned by Centre Reinsurance Limited, a Bermuda corporation and a direct, wholly owned subsidiary of Centre Solutions (Bermuda) Limited ("CSBL"), a Bermuda corporation. CSBL is a direct, wholly owned subsidiary of CGHL.